[redacted]

09059749

A5 3/12



UNIT
SECURITIES AND E
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66444 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conning Research & Consulting, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford (City) CT (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Forella (860)299-2167
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400 (Address) Hartford (City) CT (State) 06103 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Glenn Heiser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conning Research & Consulting, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Director - COO.

Title

Notary Public

JENNIFER WILLIS
NOTARY PUBLIC
MY COMMISSION EXPIRES 5/31/2012
STATE OF CONNECTICUT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Conning Research & Consulting, Inc.

**Financial Statements and Supplementary Schedules pursuant to Securities and Exchange Commission Rule 17a-5 as of December 31, 2008 and 2007 for the years then ended**

# Conning Research & Consulting, Inc.
## Index
## December 31, 2008 and 2007

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

## Report of Independent Auditors

To the Board of Directors of
Conning Research & Consulting, Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of operations, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Conning Research & Consulting, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2009

**CONNING RESEARCH & CONSULTING, INC.**
**STATEMENTS OF FINANCIAL CONDITION**

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 3,778,230 | $ 4,464,634 |
| Accounts receivable | 3,045,318 | - |
| Receivable from affiliates | 907,623 | 299,227 |
| Deferred income taxes | 639,540 | 620,768 |
| Prepaid expenses | 95,231 | 240,672 |
| Other Asset | 99 | - |
| Total assets | $ 8,466,041 | $ 5,625,301 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| Compensation payable | $ 1,518,872 | $ 1,382,194 |
| Due to affiliates | 2,051,008 | 1,166,593 |
| Deferred revenue | 1,014,246 | 1,009,319 |
| Income taxes payable | 592,517 | 102,241 |
| Other liabilities and accrued expenses | 557,341 | 37,770 |
| Total liabilities | 5,733,984 | 3,698,117 |
| Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding | 10 | 10 |
| Additional paid in capital | 4,443,847 | 4,443,847 |
| Accumulated deficit | (1,711,800) | (2,516,673) |
| Total shareholder's equity | 2,732,057 | 1,927,184 |
| Total liabilities and shareholder's equity | $ 8,466,041 | $ 5,625,301 |

The accompanying notes are an integral part of these financial statements.

**CONNING RESEARCH & CONSULTING, INC.**
**STATEMENTS OF OPERATIONS**
**FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007**

| | 2008 | 2007 |
|---|---|---|
| **REVENUES** | | |
| Subscriptions & Publications | $ 2,916,114 | $ 2,297,656 |
| Consulting Fees | 891,057 | 749,944 |
| Sales and Marketing Fees | 3,353,038 | 2,032,151 |
| Interest income | 91,000 | 166,305 |
| Other income | - | 35,000 |
| Total revenues | 7,251,209 | 5,281,056 |
| **EXPENSES** | | |
| Employee compensation and benefits | 2,889,950 | 2,846,936 |
| Occupancy and equipment | 392,355 | 347,413 |
| Marketing and production | 158,495 | 195,537 |
| Financial data services | 586,907 | 263,125 |
| Professional fees | 1,739,074 | 1,514,378 |
| Other operating expense | 93,711 | 70,234 |
| Total expenses | 5,860,492 | 5,237,623 |
| Income before income taxes | 1,390,717 | 43,433 |
| Provision for income taxes | 563,859 | 26,363 |
| Net Income | $ 826,858 | $ 17,070 |

The accompanying notes are an integral part of these financial statements.

# CONNING RESEARCH & CONSULTING, INC.
## STATEMENTS OF SHAREHOLDER'S EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

| | Common Stock | Additional Paid in Capital | Accumulated Deficit | Total Shareholder's Equity |
|---|---|---|---|---|
| Balance, December 31, 2006 | $ 10 | $ 4,443,847 | $ (2,533,743) | $ 1,910,114 |
| Net income | - | - | 17,070 | 17,070 |
| Balance, December 31, 2007 | $ 10 | $ 4,443,847 | $ (2,516,673) | $ 1,927,184 |
| Transition adjustment per FAS 158 (Note 6) | - | - | (21,985) | (21,985) |
| Net income | - | - | 826,858 | 826,858 |
| Balance, December 31, 2008 | $ 10 | $ 4,443,847 | $ (1,711,800) | $ 2,732,057 |

The accompanying notes are an integral part of these financial statements.

**CONNING RESEARCH & CONSULTING, INC.**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007**

| | 2008 | 2007 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 826,858 | $ 17,070 |
| Adjustments for items not effecting cash: | | |
| Transition adjustment per FAS 158 | (21,985) | - |
| Changes in assets and liabilities: | | |
| Accounts receivable | (3,045,318) | 404,712 |
| Receivable from affiliates | (608,396) | 5,366 |
| Deferred income taxes | (18,772) | (60,696) |
| Prepaid expenses | 145,441 | (223,627) |
| Other asset | (99) | - |
| Compensation payable | 136,678 | 113,120 |
| Due to affiliates | 884,415 | 524,854 |
| Deferred revenue | 4,927 | 143,712 |
| Income tax payable | 490,276 | 86,949 |
| Other liabilities and accrued expenses | 519,571 | (7,688) |
| Net cash (used in) provided by operating activities | (686,404) | 1,003,772 |
| | | |
| Net (decrease) increase in cash and cash equivalents | (686,404) | 1,003,772 |
| Cash and cash equivalents, beginning of the year | 4,464,634 | 3,460,862 |
| Cash and cash equivalents, end of the year | $ 3,778,230 | $ 4,464,634 |
| | | |
| Supplemental disclosure: | | |
| Federal income taxes paid to SRAH | $ 49,969 | $ 1,697 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – ORGANIZATION

Conning Research & Consulting, Inc. (the "Company") publishes in-depth insurance industry research covering major insurance industry trends, products, markets and business segments. The Company is a wholly-owned subsidiary of Conning & Company (the "Parent") . The Parent is a wholly-owned subsidiary of Swiss Re America Holding Corporation ("SRAH"). SRAH is a wholly owned subsidiary of Swiss Reinsurance Company ("Swiss Re").

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company serves as an introducing broker-dealer for the purpose of placing institutional investors and does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

## NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies followed by the Company are summarized below.

*Revenue Recognition* – Subscription and publication fees are recorded as income ratably over the subscription period, which is generally one year. Consulting fee income is recognized at the completion of the engagement. Sales and marketing fees are recognized as earned.

*Cash and Cash Equivalents* – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. (SFAS No.) 157, "Fair Value Measurements". This standard expands disclosures about fair value measurements and clarifies how to measure fair value by focusing on the price that would be received when selling an asset or paid to transfer a liability (exit price). Fair value is defined as the price at which an asset could be exchanged in an orderly transaction between market participants at the balance sheet date. Fair values are based on quoted market prices when available. The Company's financial assets carried at fair value have been classified based upon a hierarchy defined by SFAS No. 157. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 when values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date. Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). The

Company carries cash and cash equivalents of $3,778,230 at fair value at December 31, 2008 which were all considered Level 1.

*Concentration of Credit Risk* – Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents held at a creditworthy financial institution. During the year, cash was in excess of the Federal Deposit Insurance Corporation insurance limit. The FDIC temporarily raised the insurance limit from $100,000 to $250,000 between October 2008 and December 31, 2009, after which it will return to $100,000. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

*Income Taxes* – Income tax expense or benefit is based on income or loss reported in the financial statements. In accordance with Statement of Financial Accounting Standards 109, "Accounting for Income Taxes", deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The future benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized. As of December 31, 2008 and 2007, there is no valuation allowance recorded as the deferred income tax asset is considered more likely than not to be realized.

For the years ended December 31, 2008 and 2007, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax return with SRAH. The executed tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of January 1, 2007. The impact of the provisions of FIN 48 are described in greater detail within the income taxes footnote (see note 5).

*Prepaid Expenses and Other Assets* – Prepaid expenses and other assets includes certain prepaid operating expenses which are amortized over their useful lives which is typically less than one year.

*Compensation Payable* – Compensation payable represents amounts payable to employees as a result of the Company's incentive compensation program during the normal course of operations, accrued pension amounts and post retirement benefits. Amounts are accrued in the period earned.

*Use of Estimates* – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

## NOTE 3 – INVESTMENT IN CLEAN ENERGY PARTNERS L.L.C.

The Company is a significant shareholder in one Variable Interest Entity which is not consolidated because the Company is not considered to be the primary beneficiary. The Company owns 25% and the other shareholder owns 75% of Clean Energy Partners, L.L.C. (the "GP"), a Cayman Islands limited liability company, which is the general partner for the European Clean Energy Fund, L.P. (the "ECEF"). The Company receives management fees for its role as a 25% shareholder of the GP. The Company also receives placement fees for placing investors with ECEF, and carbon advisory services fees for advising the GP on the monetization of carbon credits and renewable energy certificates. The Company's participation in the GP began in the second quarter of 2006. The Company has no exposure to loss as a result of its involvement with the GP as it has not committed capital to the GP. The purpose of the Company's participation in the GP is to generate sales and marketing fees for the Company. Total net placement fees, management fees and carbon advisory services fees recognized by the Company for the years ended December 31, 2008 and 2007 were $3,352,088 and $2,032,151, respectively, and are reported as a component of sales and marketing fees.

## NOTE 4 – RECEIVABLES

Accounts receivable includes amounts due for subscriptions, consulting engagements and sales and marketing fees of the Company. Sales and Marketing fees receivable of $3,043,568 represents the remaining future placement fees due to the Company as a result of placing investors in ECEF. Based on management's assessment that all outstanding amounts are fully collectible, no allowance for doubtful accounts was recorded at December 31, 2008.

## NOTE 5 – INCOME TAXES

The current and deferred (benefit) / provision for income taxes reflected in the statement of operations is as follows:

| | 2008 | 2007 |
|---|---|---|
| Current income tax provision | | |
| Federal | 522,441 | 78,976 |
| State | 45,611 | 8,083 |
| Deferred income tax provision | | |
| Federal | (50,530) | (58,109) |
| State | 46,337 | (2,587) |
| Total income tax provision | $ 563,859 | $ 26,363 |

At December 31, 2008, the effective tax rate of 40.54% and 60.70% was higher than the statutory federal tax rate of 35%, due to the impact of (i) state and local taxes (5.46% and 17.38%); (ii) non-deductible expenses (.08% and 2.91%), and (iii) other adjustments (0% and 5.41%) to federal, state and local taxes, respectively.

| | 2008 | 2007 |
|---|---|---|
| Deferred tax assets: | | |
| Accrued bonus and other accrued items | $ 445,434 | $ 415,647 |
| Post retirement benefits | 76,707 | 62,178 |
| Accrued pension | 152,090 | 91,128 |
| AMT Credit | - | - |
| State net operating losses | - | 53,376 |
| Gross deferred tax assets | $ 674,231 | $ 622,329 |
| Valuation allowance | - | - |
| Total deferred tax assets | $ 674,231 | $ 622,329 |
| Deferred tax liabilities: | | |
| Other | ($ 34,691) | ($ 1,561) |
| Gross deferred tax liabilities | ($ 34,691) | ($ 1,561) |
| Net deferred tax assets | $ 639,540 | $ 620,768 |

As of December 31, 2008, the total amount of unrecognized tax benefits, including interest and penalties was zero. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months. The Internal Revenue Service has concluded an examination of the 2002-2004 audit cycle, with no adjustments to the Company. The Internal Revenue Service will begin an examination of the 2005-2007 audit cycle in 2009.

## NOTE 6 – EMPLOYEE PROFIT SHARING AND RETIREMENT PLAN

*Defined Contribution Plan* - The Company participates in the retirement savings plan sponsored by Swiss Re, the Swiss Re Group U.S. Employee's Savings Plan ("SR Savings Plan"). The SR Savings Plan is a defined contribution plan in which eligible employees of the Company may elect to participate. The SR Savings Plan provides for contributions by employees and matching contributions by the Company, subject to certain limitations. Matching contributions made in 2008 and 2007 were $84,187 and $63,037, respectively, and are reflected in the Company's statement of operations.

*Employee Retirement Plan* – The Company participates in the Swiss Re Group U.S. Employees' Pension Plan, a qualified, noncontributory defined benefit pension plan sponsored by SRAH. The plan covers all of the employees hired prior to July 1, 2005. The Company has no legal obligation for benefits under this plan. SRAH allocates amounts to the Company based on salary ratios as compared to all companies participating in the plan. Pension expense for the years ended December 31, 2008 and 2007 were $123,579 and $167,087, respectively, and are reflected in the Company's statement of operations. In addition, an after tax charge to retained earnings of $17,617 was recorded in 2008 to record the transition adjustment associated with changing the measurable date from September 30, 2008 to December 31, 2008, as required by FAS 158.

*Postretirement Benefit Plan* – The Company provides certain postretirement benefits to retired employees through a plan sponsored by SRAH. The Company has no legal obligation for benefits under this plan. Substantially all employees may become eligible for these benefits after meeting age and service requirements. Life insurance benefits are based on percentages of final salary and gradually reduce after retirement, with both maximum dollar and minimum percentage limits. Postretirement benefit expense for the years ended December 31, 2008 and 2007 were $29,172 and $37,555, respectively, and are reflected in the Company's statement of operations. In addition, an after tax charge to retained earnings of $4,368 was recorded in 2008 to record the transition adjustment associated with changing the measurable date from September 30, 2008 to December 31, 2008, as required by FAS 158.

*Incentive Compensation Plan* – The Company has an Incentive Compensation Plan which provides for the payment of cash and Swiss Re American Depository Receipts ("ADRs") to certain employees. The amount of incentive compensation is based upon performance related criteria determined at the discretion of the Compensation Committee of the Swiss Re Board of Directors. Amounts payable in ADRs do not vest until employees complete four years of continuous service following the date of grant. The full incentive compensation award is expensed in the year it is earned. In exchange for a payment by the Company equal to the market value of the ADRs at the date of grant, SRAH will provide the Company with ADRs as needed at future dates to meet the Company's obligations. The ADR receivable from SRAH and payable to employees are both marked to market at each balance sheet date. If an employee terminates prior to the vesting date, the Company will reduce compensation expense in the year of termination. At December 31, 2008, representing the fourth year the Company was eligible to participate in the plan, the amount included in receivable from affiliates and compensation payable was $327,623. At December 31, 2007, the amount included in receivable from affiliates and compensation payable was $299,227.

Beginning with incentive compensation payments made in March 2008, a portion of the cash payments for certain highly compensated employees will be deferred into the Value Alignment Incentive Plan ("VAI") and will vest over three years. These deferred payments will be expensed over the three year deferral period, beginning April 1, 2008. The amount of VAI expensed in 2008 was $17,968 and is reflected in the Company's statement of operations. The unamortized amount of deferred incentive compensation at December 31, 2008 is $53,906 and will be expensed through March 31, 2011. These deferred incentive payments will be subject to upside opportunity as well as downside risk based on established performance metrics of Swiss Re over the deferral period. If an employee terminates prior to a vesting date, the Company will not expense the unvested portion of the deferred payment.

## NOTE 7 – RELATED PARTY TRANSACTIONS

SRAH provides administrative services at the request of the Company including employee benefits and administration, pension, information services, tax, technology and other administrative support. Fees for these services for the years ended December 31, 2008 and 2007 were $825,454 and $617,373, respectively, and are reflected in the Company's statement of operations.

The Parent provides accounting, legal and compliance, sales and marketing, and logistics support to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the years ended December 31, 2008 and 2007 were $105,000 and $85,000 respectively, and are reflected in the Company's statement of operations.

The premises occupied by the Company are leased by the Parent. The proportionate share of the lease costs including utilities and related property taxes are charged to the Company and reflected in the statement of operations for the current period. Expenses for the years ended December 31, 2008 and 2007 were $131,408 and $80,557, respectively.

The Company's operating expenses are funded by Conning Asset Management Company ("CAM"), a wholly owned subsidiary of the Parent. The Company settles the due to affiliate balances generated by these operating expense transactions monthly.

Swiss Reinsurance Company Zurich ("SRZ") provides technology services to the Company. These services include network, workplace, web and portal, and traveling user charges. Expenses for these services for the years ended December 31, 2008 and 2007 were $34,989 and $31,219, respectively.

The Company provides subscription services of their library of publications to ("CAM"), which includes analysis for the life insurance industry, as well as research services. Fees for providing this service were $300,000 for each of the years ended December 31, 2008 and 2007 and are reflected in the Company's statement of operations.

Conning Asset Management Ltd. ("CAML") and Conning Asset Management (Europe) Ltd. ("CAMEL") provided placement services to the Company by soliciting European investors to commit capital to ECEF and Securis Fund I ("Securis"). Fees that the Company receives from Clean Energy Partners, L.L.C. (the "GP" of ECEF) and Securis, that are associated with placements made by CAML or CAMEL are paid directly to CAML and CAMEL by the Company and are not recognized as income. Total fees paid to CAML and CAMEL in 2008 and 2007 were $3,598,345 and $1,135,984, respectively.

The Company used Swiss Re Capital Markets Limited ("SRCML") to facilitate the introduction of ECEF investors by SRCML to CAML and CAMEL. The Company pays SRCML 25% of placement fees received from the GP for SRCML services. Total fees paid to SRCML in 2008 was $233,659, of which $116,829 was recorded as a reduction in Sales and Marketing Fees as they related to placements the Company recorded in the prior year.

The Company also uses the placement services of an unaffiliated Canadian entity to solicit Canadian investors to commit capital to the ECEF. The Company pays this unaffiliated entity 75% of placement fees received from the GP for placements made by them. The Company recognizes this service as Professional fees. Expenses for the years ended December 31, 2008 and 2007 were $834,966 and $435,632, respectively.

Swiss Re Financial Services Corporation ("SRFSC") provides carbon sub-advisory services to the Company in the area of advising the GP on the monetization of carbon credits and renewable energy. The Company is required to pay 50% of the carbon advisory services fees it receives from the GP to SRFSC as a carbon sub-advisory services fee. The portion of the Company's carbon advisory services fees paid to SRFSC are not recognized as income. Total carbon sub-advisory services fees paid to SRFSC in 2008 and

2007 were $75,069 and $100,000, respectively. Total carbon sub-advisory services fees currently payable to SRFSC at December 31, 2008 and 2007 were $25,205 and $0, respectively, and are reflected in Due to affiliates.

Receivable from affiliates is comprised of the following:

| | 2008 | 2007 |
|---|---|---|
| Due from CAML | $ 580,000 | $ - |
| Due from Swiss Re America Holding | 327,623 | 299,227 |
| Total due from affiliates | $ 907,623 | $ 299,227 |

Due to affiliates is comprised of the following:

| | 2008 | 2007 |
|---|---|---|
| Due to Conning Asset Management | $ 1,347,564 | $ 1,013,014 |
| Due to Swiss Re Zurich | - | 1,015 |
| Due to Swiss Re America Holding | 5,110 | 9,465 |
| Due to CAMEL | 373,575 | - |
| Due to Swiss Re Capital Markets Ltd. | 197,647 | - |
| Due to Swiss Re Financial Services | 127,112 | 143,099 |
| Total due to affiliates | $ 2,051,008 | $ 1,166,593 |

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

## NOTE 8 – COMPENSATION PAYABLE

Compensation payable is comprised of the following:

| | 2008 | 2007 |
|---|---|---|
| Bonus and profit sharing | $ 599,500 | $ 698,500 |
| Pension payable | 381,414 | 228,536 |
| ADR payable to employees | 327,623 | 299,227 |
| Postretirement benefit | 192,367 | 155,931 |
| Value Alignment Incentive | 17,968 | - |
| Total compensation payable | $ 1,518,872 | $ 1,382,194 |

## NOTE 9 – OTHER LIABILITIES AND ACCRUED EXPENSES

Other liabilities and accrued expenses is comprised of the following:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| Commission payable | $ | 495,205 | $ | - |
| Audit fee payable | | 43,560 | | 34,800 |
| Other payable | | 12,600 | | - |
| Sales tax payable | | 5,976 | | 2,970 |
| Total other liabilities and accrued expenses | $ | 557,341 | $ | 37,770 |

## NOTE 10 – SUBSEQUENT EVENT

On January 23, 2009, the Company's Board of Directors approved, and the Company's Parent completed, a $3,000,000 cash capital contribution as additional paid-in capital in order to remedy a net capital deficiency as described in Note 11.

## NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires the maintenance of a minimum net capital, as defined, of $382,266 at December 31, 2008. At December 31, 2008 the Company had net capital, as defined, of ($1,670,508) which was ($2,052,774) below the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately (3.43) to 1. Net capital may fluctuate on a daily basis.

The Company reported to FINRA on January 22, 2009 this net capital deficiency that resulted from recording the remaining placement fees due as of December 31, 2008 which relates to the placement of institutional investors in ECEF. The recognition generated a large non-allowable asset (See Note 4) and related liabilities owed to selling counterparties which placed the Company in a net capital deficiency. The Company remained below its net capital requirement from December 31, 2008 until January 23, 2009 when the Company remedied the deficiency with an infusion of $3,000,000, as an additional paid in capital, from its Parent. The Company is registered only as a placement agent for institutional investors and does not conduct a securities business.

The allowable credit for bonus accrual, net of taxes, results from the Company's incentive compensation which is accrued but is not contractually payable until approved by the Swiss Re Board of Directors in February, 2009.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

SCHEDULE I

# CONNING RESEARCH & CONSULTING, INC.
## COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
## DECEMBER 31, 2008

| | | |
|---|---|---|
| Total shareholder's equity | | $ 2,732,057 |
| Add: | | |
| Allowable credit for Bonus accrual, net of tax (Note 11) | | 359,700 |
| Total shareholder's equity qualified for net capital | | 3,091,757 |
| Less non-allowable assets: | | |
| Account Receivable | $ 3,045,318 | |
| Receivable from affiliates | 907,623 | |
| Deferred income taxes | 639,540 | |
| Prepaid expenses and other assets | 95,330 | 4,687,811 |
| Tentative Net Capital | | (1,596,054) |
| Haircuts on Allowable Assets | | 74,454 |
| Net capital | | $ (1,670,508) |
| Total aggregate indebtedness | | $ 5,733,984 |
| Minimum net capital requirement (6.667% of aggregate indebtedness or $5,000, which ever is greater) | $ 382,266 | |
| Net capital in excess of requirements | (2,052,774) | |
| Net capital | | $ (1,670,508) |
| Ratio of aggregate indebtedness to net capital | | (3.43) to 1 |

There are no material differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2008.

The accompanying notes are an integral part of these financial statements.

**CONNING RESEARCH & CONSULTING, INC.**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2008**

The Company is exempt from the provision of Rule 15c3-3 in accordance with Section k(2)(i).